[DAVIES WARD PHILLIPS & VINEBERG LLP LETTERHEAD]

                                                         Guy P. Lander
                                                         Dir 212-588-5511
                                                         Fax: 212.644.8489
November 1, 2005                                         glander@dwpv.com
                                                         File No. 060507-61356

Via Facsimile and
EDGAR Transmission

Ms. Claire Erlanger
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

                  Re:   Kent Financial Services, Inc.
                        Form 10-KSB for the year ended December 31, 2004 Form 10-QSB for the period ended March 31, 2005 Commission file #: 001-07986

Dear Ms. Erlanger:

      On behalf of Kent Financial Services, Inc. ("Kent"), the following is provided in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission in their letter dated October 11, 2005. For the convenience of the Staff, we have restated the Staff's comments, and the number of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff. Once the staff has completed its review, Kent will incorporate into its filed documents changes and additional disclosures that Kent deems necessary or appropriate.

Form 10-KSB for the year ended December 31, 2004

Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Policies
Sale of T.R. Winston

1. We have reviewed your response to our prior comment number 1. However, we are unclear as to why the Company was not amortizing the $390,000 of deferred compensation recognized in connection with the put option provided in the Amended and Restated LLC Agreement as compensation expense over the term of Mr. Galuchie's employment agreement, since your response indicates that the deferred compensation relates to Mr. Galuchie's employment agreement. Please advise or revise as appropriate. Also, please revise Note 1 to explain the nature and terms of the put option arrangement, the reasons it has been accounted for as deferred compensation, and the reason it has been reflected as an adjustment to the sales price for the sale of the Company's remaining 40% interest in the T. R. Winston & Company LLC. We may have further comment upon receipt of your response and our review of your revised disclosures.

Amortization of Put Option

      The Agreement provided that John W. Galuchie, Jr. (an officer of Winston LLC and former officer of Kent), subject to certain conditions, had the right to require Kent to purchase all of his Units in Winston LLC for a purchase price of $390,000, for a period of thirty (30) days following the second anniversary of the date of execution of the Agreement. Galuchie's ability to require Kent to purchase his units was related to Galuchie's employment agreement with Kent, however, was contingent upon Galuchie's request, among other factors, therefore, not assured. The Agreement further stated that Galuchie's earnings from his 10% ownership of Winston LLC during the two years (excluding his salary) will be deducted from the $390,000 purchase price. Therefore, the put option was reduced as follows (in $000's):

Transaction                                            Reduction       Balance
--------------------------------------------------------------------------------
Balance established at time of sale of TRW                             $390
July - December 2003                                   $10              380
January - March 2004                                    36              344
April - June 2004                                       10              334
July 2004                                               11              323

      Note 1 to the financial statements will be revised to include the following:

Sale of T. R. Winston

      Until July 31, 2003, the Company's business was comprised principally of the operation of T. R. Winston & Company, Inc. ("Winston"), a licensed securities broker-dealer and a wholly owned subsidiary. Effective July 31, 2003, the Company sold 60% of Winston to two executives of Winston (the "Agreement"). Immediately prior to the sale, Winston paid cash to the Company reducing Winston's equity to $500,000 and the Company then recorded its 40% investment in
T. R. Winston & Company LLC ("Winston LLC") at $200,000. The Company also established a put option liability for $390,000 as the Agreement also provided that an officer of Winston LLC (and former officer of Kent), subject to certain conditions, had the right to require Kent to purchase all of his Units in Winston LLC for a purchase price of $390,000, for a period of 30 days following the second anniversary of the date of execution of the Agreement, however, the actual payment of this contingent liability was not certain, nor anticipated by the Company. As this contingent payment related to the officer's employment agreement with the Company, the put option was recorded as a liability and offset to stockholders' equity as deferred (contingent) compensation. Subsequent to the Agreement, the Company had no management responsibility for Winston LLC but was entitled to a 40% distributive share of Winston LLC's profits as defined by the Agreement, and was accounting for its investment in Winston LLC by the equity method.

      In August 2004, pursuant to a new agreement, the Company sold its remaining interest in Winston LLC for $1 million (the "Second Agreement"). The Second Agreement provided that the $1 million sales price to be reduced by the $390,000 contingent put option liability.

Note 3.  Securities Owned

2. We note from your response to prior comment 4 that you have not recorded your investment in general Devices as an equity method investment because you do not have representation on the board of directors and you did not exert significant influence. Given your voting interest of 36.9%, please explain why you do not believe that you had the ability to exercise significant influence over General Devices, Inc. Note that APB 18 does not actually require an investor to exercise significant influence for the use of this method to be appropriate and representation on the Board of Directors is only one factor that should be considered in determining the appropriate treatment. Please revise to reflect this investment using the equity method of accounting or explain why you do not believe this is required. Refer to the guidance in FIN NO. 35.

      Additionally, we note that during the second quarter of 2005 you have determined that it is appropriate to consolidate General Devices based on the guidance in FIN 46. Please tell us the nature and timing of the change of circumstances between December 31, 2004 and second quarter 2005 that resulted in your conclusion that your investment in General Devices did not need to be consolidated as of December 31, 2004 under the guidance in FIN 46 but did not require consolidation at June 30, 2005.

      Kent, through its wholly owned subsidiary, Asset Value Fund Limited Partnership (AVF) acquired its share of General Devices, Inc. (GNDV) for the purpose of maximizing its investment through the introduction of merger or acquisition candidates. Although AVF owned more than 20%, it has no representation on the Board of Directors and AVF did not feel it exercised influence over the operating and financial policies of GNDV. Further, according to FASB Interpretation No. 35, one example that an investor may be unable to exercise significant influence over the operating and financial policies of an investee is when majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor. In the case of GNDV, at December 31, 2004, AVF owned approximately 37% of the outstanding common stock of GNDV and four other investors owned approximately 35% of the outstanding common stock of GNDV. The Company believes that the concentration of the 35% owned by the other four investors precluded AVF from exercising significant influence over GNDV.

      AVF accounted for its investment in GNDV by the fair value, which is ordinarily the listed market price of the security. However, when listed market prices are not indicative of fair value, or if liquidating the Company's position would reasonably be expected to impacted market prices, fair value is determined based on other relevant factors. Among the factors considered by management in determining fair value of the portfolio position are the financial condition, asset composition and operating results of the issuer.

      For the fiscal years 2004 and 2003, GNDV has net losses of approximately $81,000 and $73,000, respectively. Had the Company accounted for its investment by the equity method, it would have recorded equity in the losses of GNDV of approximately $30,000 and $27,000 in 2004 and 2003, respectively. The Company recorded unrealized losses on its securities of $50,000 in 2004, and approximately $0 in 2003, a net difference of $7,000. The Company feels that this difference is immaterial. In October, 2005, the company sold its entire position in GNDV.

FIN 46 Consolidation

      During the second quarter of 2005, GNDV determined that additional financing would be required for it to fund its business activities, of seeking a merger or acquisition, and for general operating expenses. The Board of Directors of GNDV authorized the issuance of additional shares of its common stock to provide the required liquidity. AVF informed GNDV that it would purchase sufficient shares from the Company to provide required funding when necessary. Such agreement did not exist at December 31, 2004 or in the first quarter of 2005. The Company determined that, as a result of this agreement in the second quarter of 2005, under FIN 46, GNDV was a variable interest equity and that the Company was the primary beneficiary and consolidated GNDV in its financial statements beginning April 1, 2005. The Company continued to consolidate GNDV until October 2005 when it sold its entire interest in GNDV on October 18, 2005 for approximately $343,000 recording a gain of approximately $307,000.

Note 4. Acquisition of Cortech

3. We have reviewed your response to our prior comment number 6 but continue to have concern that the accounting treatment used for Cortech prior to the June 2004 transaction in which AVF acquired 139,328 shares of Cortech was not appropriate. In your response to our prior comment, you indicate that the AVF accounted for the shares of Cortech previously held as trading securities at fair value, and that the use of this method did not materially differ from that which would result from the use of the equity method of accounting. Please explain in detail your basis for this conclusion. As part of your response, tell us the equity in earnings that would have been recognized during 2003 and 2004 from this investment had the equity method been used during these periods. Also, tell us the earnings or losses recognized due to changes in fair value during the periods presented in your financial statements. We may have further comment upon receipt of your response.

      The following table shows the amount that the Company recognized in unrealized gains (losses) on its investment in Cortech and the amount that would have been recognized had the Company used the equity method of accounting:

                                                           ($000's omitted)
                           ---------------------------------------------------------------------------------

                            Unrealized gain (loss)      Net amount that would
                           included in income based      have been recognized
Quarterly Period Ended          upon Fair Value        using the equity method            Variance
------------------------------------------------------------------------------------------------------------
      3/31/2004                     $ (24)                      $ (40)                        $16
     12/31/2003                         5                         (24)                         29
      9/30/2003                       (45)                        (41)                         (4)
      6/30/2003                       (27)                        (30)                          3
      3/31/2003                       (45)                        (54)                          9
                                    -----                       -----                         ---
                                    $(136)                      $(189)                        $53
                                    =====                       =====                         ===

      There is a difference in the fair value method compared to the equity method, due to additional purchases of Cortech stock made by the Company, causing the Company's ownership percentage of Cortech to increase steadily throughout each period. The Company purchased additional shares of Cortech more than 30 times from January 1, 2003 - March 31, 2004 at prices ranging between $2.43 and $3.01 per share, increasing its ownership percentage from 44.3% to 47.2% during the same period. The value of the Company's investment in Cortech as recorded, however, does not differ substantially from the value that the Company's investment would have been recorded at had the Company used the equity method, hence when Cortech was consolidated in the financial statements at June 30, 2005, there was only a $5,000 adjustment required. The following table shows the value of the Company's investment in Cortech as recorded and the value that would have been recorded had the Company used the equity method of accounting:

                                                             ($000's omitted)
                           ---------------------------------------------------------------------------------

                                Investment in Cortech on         Proportionate
Quarterly Period Ended             Company's Books         Share of Cortech's Equity        Variance
------------------------------------------------------------------------------------------------------------
         3/31/2004                     $5,411                      $5,407                        $4
        12/31/2003                      5,331                       5,333                        (2)
         9/30/2003                      5,187                       5,195                        (8)
         6/30/2003                      5,216                       5,217                        (1)
         3/31/2003                      5,226                       5,225                         1

4. We note from your response to prior comment 7 that you have revised Note 4 to include information for the year ended December 31, 2004 required by paragraph 47 and 48 of SFAS No. 123. Please revise your note to also include the information for the year ended December 31, 2003. Additionally, please include a description of the method and significant assumptions used during the year to estimate the fair values of options (used in the pro forma table on page F-11), including the following weighted-average information: (1) risk-free interest rate, (2) expected life, (3) expected violatility, and (4) expected dividends See paragraph 47(d) of SFAS No. 123.

      Note 4 to the financial statements will be revised to include the following:

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing models. Assumptions used include Expected Life of the option, interest rate, and volatility. Since no options have been granted since 2000, no assumptions were made during 2004 or 2003, nor were there any changes to the assumptions disclosed in each year of grant.

      A summary of the status of Cortech's 1986 Plan, 1993 Plan and non-employee directors' stock option plans as of December 31, 2004 and 2003 and changes during the years ended on those dates is presented below.

                                               2004                                              2003
                             -----------------------------------------       -------------------------------------------
                                            Weighted                                        Weighted
                                            Average         Range of                         Average         Range of
                               Shares   Exercise Price  Exercise Price         Shares    Exercise Price   Exercise Price
                             -----------------------------------------       -------------------------------------------
Options outstanding                                         $3.50 -
at beginning of year          465,202        $5.62          $13.594            465,202        $5.62      $3.50 - $13.594

                                                            $8.75 -
Expired                        88,717        $9.10          $12.1875                --          --
                             ---------                                       ----------

Options outstanding                                         $3.50 -
at end of year                376,485        $4.80          $13.594            465,202        $5.62      $3.50 - $13.594
                             =========                                       ==========

Options exercisable                                         $3.50 -
at end of year                376,485        $4.80          $13.594            465,202        $5.62      $3.50 - $13.594
                             =========                                       ==========

      Additionally, prior to 1997, Cortech granted other options to certain directors and consultants at that time. These officers and directors are currently providing no services to the Company. A summary of the status of these options and the changes during the fiscal years ended December 31, 2004 and 2003 is presented below:

                                               2004                                              2003
                             -----------------------------------------       -------------------------------------------
                                            Weighted                                        Weighted
                                            Average         Range of                         Average         Range of
                               Shares   Exercise Price  Exercise Price         Shares    Exercise Price   Exercise Price
                             -----------------------------------------       -------------------------------------------
Options outstanding
at beginning of year           12,834        $7.50       $5.00 - $17.50         12,834        $7.50      $5.00 - $17.50

Expired                         6,854        $9.00       $8.75 - $17.50             --           --
                             ---------                                        ---------

Options outstanding                                         $5.00 -
at end of year                  6,250        $5.92          $7.5785             12,834        $7.50      $5.00 - $17.50
                             =========                                        =========

Options exercisable                                         $5.00 -
at end of year                  6,250        $5.92          $7.5785             12,834        $7.50      $5.00 - $17.50
                             =========                                        =========

      Cortech granted no options during 2004 or 2003, nor were there any modifications of outstanding awards. No compensation cost has been recognized in income for stock-based employee compensation awards at Cortech.

         For options outstanding and exercisable at December 31, 2004, the exercise price ranges are:

                              Options Outstanding                                Options Exercisable
                  ---------------------------------------------    ------------------------------------------------
     Range             Number          Weighted      Weighted           Number           Weighted       Weighted
       of          Outstanding at       Average       Average       Outstanding at       Average         Average
    Exercise        December 31,    Remaining Life   Exercise        December 31,     Remaining Life    Exercise
     Prices             2004          (in years)       Price             2004           (in years)        Price
---------------------------------------------------------------    ------------------------------------------------
$3.50 - $10.00        342,900            5.17          $3.93           342,900             5.17          $ 3.93

$10.01 - 20.00         39,835            0.94         $12.46            39,835             0.94          $12.46
                  ------------                                     -------------

                      382,735                                          382,735
                  ============                                     =============

Note 6. Kent Educational Services, Inc.

5. We note from your response to prior comment 9 that you recorded goodwill of $90,000 due to the acquisition of Academy assets. Please explain in detail why no identifiable intangible assets other than goodwill were recognized in connection with the acquisition of these two entities. Your response should explain why you believe there are no other intangible assets such as customer relationships, customer lists, customer contracts, online computer system, "rep" agreements, trade names, computer software and/or maintenance and service contracts or similar assets, recognized in connection with this acquisition. In addition, please tell us the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No. 141 and EITF 02-17. Additionally, please revise Note 6 to disclose the information included in your response to our comment 9.

      The Academy for Teaching & Leadership, Inc. (Academy) was a new corporation formed in August 2004. The Academy had no operations in 2004, other than costs incurred of approximately $1,800 in formation expenses. In 2005, the Academy actively began operations, including designing and offering programs to school districts. When the Academy was consolidated on January 1, 2005, it had no identifiable intangible assets. At consolidation the Academy had no revenues or contracts. There is no "customer list', as the Academy is offering programs to all municipal boards of education in New Jersey. The Company acquired its interest in the Academy because it determined that the Academy's mission statement and business plan was worthwhile and potentially profitable, and its investment was valued primarily due to the reputation and name recognition of The Academy's founder, Dr. Saul Cooperman. Dr. Cooperman is a former Commissioner of Education for the State of New Jersey, and well known in the field of education.

      Note 6 to the financial statements will be revised to include the following:

      The Academy for Teaching and Leadership, Inc. (The Academy) was formed to offer educators high quality programs designed to dramatically improve themselves, their students and their schools. As a result of the Company assessing the Academy, Kent Education Services, Inc., (KES) a wholly owned subsidiary of the Company, acquired an interest in The Academy for $300,000 in August 2004.

      The Company accounted for its investment in The Academy in other assets in 2004 as The Academy had no operations in 2004, other than costs incurred of approximately $1,800 in formation expenses, which the Company deemed to be immaterial. In addition, the equity interests in The Academy had yet to be finalized, thus the purchase price allocations had not yet been completed. During the first quarter of 2005, the equity interests had been finalized and purchase price allocations were completed. Additionally, The Academy actively began operations including designing and offering programs to school districts and incurred expenses of approximately $21,000. As a result, the Company consolidated The Academy as of January 1, 2005. As The Academy was a new business, its valuation was based on business plans and forecasts. The following is a condensed balance sheet reflecting the amount assigned to each major asset and liability caption relating to the consolidation of The Academy at January 1, 2005 (in $000's):

            Cash                                 $   350
            Goodwill                                  90
            Investment in The Academy               (300)
            Minority Interest in The Academy        (140)
                                                 -------
                                                 $    --
                                                 =======

      No pro forma financial information was presented as The Academy's operations were consolidated since January 1, 2005 and The Academy had no operations in 2004, other than approximately $1,800 of start-up costs in the fourth quarter of 2004, which the Company deemed immaterial.

Note 16. Unaudited Pro Forma Financial Corporation

6. We note from your response to prior comment 12 that you have revised Note 16 to include proforma statements of operations for both years ended December 31, 2003 and 2004. Please revise to include only a proforma statement of operation for the year ended December 31, 2004. See Item 310(d)(2)(i) of Regulation S-B. Additionally, please tell us and disclose how the amounts of adjustment (g) related to the general and administrative expenses of Cortech, and adjustment (i) related to the minority interest in Cortech, were calculated or determined.

      Note 16 to the financial statements will be revised to include the following:

      The Company sold 60% of its wholly owned subsidiary, T.R. Winston & Company, Inc., a registered securities broker-dealer ("T.R. Winston") in July 2003 and its remaining 40% in August 2004. Additionally, in June 2004 the Company acquired shares of Cortech, Inc. ("Cortech"), a publicly traded company seeking to redeploy its assets into an operating business. The Company had owned shares of Cortech prior to June 2004, however the acquisition of additional Cortech shares in June 2004 increased the Company's ownership of Cortech to 50.06%. Beginning June 30, 2004, Cortech was consolidated in the financial statements of the Company. Pro forma results of operations are provided below to reflect the operations of the Company had the acquisition of Cortech and the disposition of T.R. Winston taken place prior to

January 1, 2004. This pro forma financial information is not intended to reflect results of operations, which would have actually resulted, had these transactions been effected prior to January 1, 2004. Moreover, this pro forma financial information is not intended to be indicative of results of operations that may be attained in the future.

Kent Financial Services, Inc. and Subsidiaries
Pro forma Consolidated Statements of Operations
(in $000's, except per share data)
Unaudited

For the year ended December 31, 2004                        Winston        Cortech
                                               As          Pro forma      Pro forma         Pro forma
                                             Reported     Adjustments    Adjustments         Results
                                           -----------------------------------------------------------
Revenues:
    Principal transactions:
       Investing gains                        $   310       $    --       $    22  (a)       $   332
    Management fee income                         138            --           (90) (b)            48
    Equity in earnings of T.R. Winston            138          (138)           --  (c)            --
    Pre-acquisition equity in loss of
    Cortech                                       (83)           --            83  (d)            --
    Interest, dividends and other                 485            --            52  (e)           537
    Other:                                                                                        --
       Gain on sale of property                   845            --            --                845
       Gain on sale of T.R. Winston                71           (71)           --  (f)            --
                                              ------------------------------------------------------
           Total revenues                       1,904          (209)           67              1,762
                                              ------------------------------------------------------

Expenses:
    General, administrative and other             936            --           171  (g)         1,107
    Interest                                       37            --            --                 37
                                              ------------------------------------------------------
           Total expenses                         973            --           171              1,144
                                              ------------------------------------------------------

Income before income taxes                        931          (209)         (104)               618
Provision for income taxes                         56            --             1  (h)            57
                                              ------------------------------------------------------
Income before minority interest                   875          (209)         (105)               561
Minority interest in subsidiary's losses           48            --           105  (i)           153
                                              ------------------------------------------------------
Net income                                    $   923       $  (209)      $    --            $   714
                                              ======================================================

Basic and diluted net income per
    common share                              $  0.32                                        $  0.24
                                              =======                                        =======

Weighted average number of common
    shares outstanding (in 000's)               2,921                                          2,921
                                              =======                                        =======

(a) Reverse unrealized losses on marketable securities recorded by the Company on Cortech.

(b)   Eliminate management fees of $90,000 paid by Cortech to the Company.

(c)   Reverse the equity in earnings of Winston.

(d)   Reverse the equity in the loss of Cortech.

(e)   Record interest income earned by Cortech.

(f)   Reverse gain on sale of Winston.

(g) Record actual general and administrative expenses (prior to consolidation) of Cortech of $261,000 as reported in Cortech's Form 10-QSB for the six months ended June 30, 2004, net of management fees of $90,000 paid to the Company

(h)   Record the income tax expense of Cortech.

(i)   Record minority interest of Cortech as follows:

      Cortech reported net income for 2004      $  306
      Minority Ownership or Cortech              49.94%
                                                ------
      Minority Interest in Cortech                 153
      Amount recorded by Kent                       48
                                                ------
      Pro forma adjustment needed               $  105
                                                ======

      In its letter to the SEC dated September 13, 2005, in response to Comment 16, the Company stated the following:

      The Company will file a Form 8-K for the acquisition of the 4.06% of Cortech, which will incorporate the Cortech financial statements included in its March 31, 2004 Form 10-QSB and its December 31, 2003 Form10-KSB with appropriate pro forma information consolidating Kent and Cortech at March 31, 2004 and for the three months ended March 31, 2004 and for the year ended December 31, 2003.

      Further review of this has caused the Company to believe it should amend that to state the following:

      The Company will file a Form 8-K for the acquisition of the 4.06% of Cortech, which will incorporate the Cortech financial statements included in its June 30, 2004 Form 10-QSB and its December 31, 2003 Form10-KSB with appropriate pro forma information consolidating Kent and Cortech at June 30, 2004 and for the six months ended June 30, 2004 and for the year ended December 31, 2003.

      Should you or the Staff have any further comments or questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 588-5511.

                                                     Sincerely,


                                                     Guy P. Lander